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February 28, 2020	Jimena Acuña Smith T. 415-315-2306 jimena.smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. David Manion

Re:	Ashmore Funds

File Nos. 333-169226; 811-22468

Dear Mr. Manion:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Trust’s annual report to shareholders for the period ended October 31, 2019 (the “Annual Report”), as filed on Form N-CSR on December 27, 2019, which you provided via telephone on January 31, 2020. Summaries of the Staff’s comments and the Trust’s responses are set forth below. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust’s Form N-CSR.

In connection with this filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

Annual Report

1.

Comment: The Staff notes that the Trust’s Annual Report shows several instances of tax return of capital during the fiscal year ended October 31, 2019. The Staff further notes that on the Trust’s Form N-CEN for the period ended October 31, 2019, the Trust responded “no” to Item B.23, which asks whether the Trust paid any dividend or made any distribution in the nature of a dividend payment which is required to be accompanied by a written statement pursuant to Section 19(a) of the Investment Company Act of 1940, as amended, and Rule 19a-1 thereunder (a “Section 19(a) Notice”). Please confirm whether the required Section 19(a) Notices were provided to shareholders for the fiscal year ended October 31, 2019, and consider filing an amended Form N-CEN for the period ended October 31, 2019, as needed.

Response: The Trust confirms that the required Section 19(a) Notices were provided to shareholders for the fiscal year ended October 31, 2019, and that an amended Form N-CEN for the period ended October 31, 2019 was filed with the Commission.

2.

Comment: The Staff notes that, in the Schedule of Investments for each Fund, the industry sectors in which a Fund invests are listed. Please consider, in future shareholder reports, providing additional detail regarding those industry sectors, as applicable.

Response: The Trust will consider providing additional detail, as applicable, regarding the industry sectors in which certain Funds invest in connection with the next Form N-CSR filing.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (415) 315-2306 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

cc:	Paul Robinson, Ashmore Investment Management Limited

David C. Sullivan, Ropes & Gray LLP